UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

China XD Plastics Company Limited

(Name of the Issuer)

China XD Plastics Company Limited Faith Dawn Limited Faith Horizon Inc. Faith Abundant Limited Jie Han XD. Engineering Plastics Company Limited

 (Names of Persons Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

16948F107

(CUSIP Number)

China XD Plastics Company Limited No. 9 Dalian North Road Haping Road Centralized Industrial Park, Harbin Development Zone Heilongjiang Province People's Republic of China Tel: +86-451-8434-6600

Faith Dawn Limited

Faith Horizon Inc.

Faith Abundant Limited

Jie Han

XD. Engineering Plastics Company Limited

No. 9 Dalian North Road

Haping Road Centralized Industrial Park, Harbin Development Zone Heilongjiang Province

People's Republic of China

Tel: +86-451-8737-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephanie Tang, Esq. Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Admiralty Hong Kong Tel: +852-2840-5026

Dan Ouyang, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

Unit 2901, 29F, Tower C

Beijing Yintai Centre

No. 2 Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People's Republic of China

Tel: +86-10-6529-8300

Ke Geng, Esq. O'Melveny & Myers LLP Yin Tai Centre, Office Tower 37th Floor No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People's Republic of China Tel: +86-10-6563-4261

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$40,660,544.40	$5,277.74

* The transaction value was determined for the sole purpose of calculating the filing fee based upon the product of (A) the number of shares equaling (i) 66,948,841 shares of common stock outstanding as of June 19, 2020 minus (ii) the 33,065,054 shares of common stock beneficially owned in the aggregate by the Buyer Group and (B) the $1.2 per share merger consideration of Company common stock (“Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, issued on August 23, 2019, was calculated by multiplying the Transaction Valuation by 0.0001298.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,277.74	Form or Registration No.: Schedule 14A

Filing Party: China XD Plastics Company Limited	Date Filed: June 22, 2020

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INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China XD Plastics Company Limited, a Nevada corporation (the “Company”) and the issuer of the shares of common stock, par value $0.0001 per share (each, a “Common Share”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Faith Dawn Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (c) Faith Horizon Inc., a Nevada corporation (“Merger Sub”), (d) Faith Abundant Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Holdco”), (e) Mr. Jie Han, the chairman of the board of directors of the Company (the “Board”) and chief executive officer of the Company (the “Chairman”), and (f) XD. Engineering Plastics Company Limited, a business company with limited liability incorporated under the laws of British Virgin Islands (“Chairman SPV”). The Chairman and Chairman SPV are collectively referred to as the “Rollover Stockholders”. Parent, Merger Sub, Holdco and the Rollover Shareholders are collectively referred to as the “Buyer Group”.

On June 15, 2020, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”), pursuant to which Merger Sub will merge with and into the Company (the “merger”) and cease to exist, with the Company continuing as the surviving corporation (the “surviving corporation”) and becoming a wholly owned subsidiary of Parent. Merger Sub is currently beneficially owned by Parent. Parent is currently beneficially owned by Holdco.

Under the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each Common Share issued and outstanding immediately prior to the Effective Time, other than (a) the Shares (as defined below) owned by Parent, Merger Sub, the Rollover Stockholders and any of their respective affiliates, including the Rollover Shares, (b) Common Shares held by the Company or any of its wholly-owned subsidiary (or held in the Company’s treasury), and (c) Common Shares reserved (but not yet allocated) for issuance, settlement and allocation upon exercise or vesting of company share awards granted under the 2020 Stock Option/Stock Issuance Plan as adopted on January 10, 2020 (Shares described under (a) through (c) above are collectively referred to herein as the “Excluded Shares”), shall be cancelled in exchange for the right to receive $1.2 in cash per share without interest and net of any applicable withholding taxes. The Excluded Shares will be cancelled for no consideration.

In order for the merger to be completed, the merger agreement and the transactions contemplated by the merger agreement, including the merger, must be authorized and approved by the affirmative vote (in person or by proxy) at the Special Meeting (as defined below) or any adjournment or postponement thereof, of (a) the holders of a majority of the voting power of the outstanding Common Shares and Preferred Shares (as defined below) entitled to vote thereon, voting together as a single class, with the holders of Preferred Shares being entitled to a voting power equivalent to 40% of the combined voting power of the share capital of the Company, and (b) the holders of a majority of the outstanding Preferred Shares entitled to vote thereon, voting as a single class, in each case in accordance with the Company’s articles of incorporation and bylaws and the Nevada Revised Statutes (the “Requisite Company Vote”).

As of [RECORD DATE], the Rollover Stockholders beneficially own 33,065,054 Common Shares and 1,000,000 shares of series B preferred stock, par value $0.0001 per share, of the Company (the “Preferred Shares,” together with the Common Shares, the “Shares”), representing approximately 69.6% of the voting power and approximately 50.1% of the share capital of the Company (collectively, the “Rollover Shares”). Pursuant to the terms of the equity contribution and voting agreement, dated as of June 15, 2020, by and among Parent and the Rollover Stockholders (the “Support Agreement”), the Rollover Shares and all other Shares acquired by the Rollover Stockholders after the date of the Support Agreement will be voted in favor of the authorization and approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the special meeting of stockholders of the Company (the “Special Meeting”). A copy of the Support Agreement is attached as Annex H to the proxy statement (as well as Exhibit (d)(3) to this Transaction Statement).

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Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “proxy statement”) pursuant to Regulation 14A under the Exchange Act, relating to the Special Meeting at which the holders of the Shares will be asked to consider and vote on the proposals to (a) approve the merger agreement, as it may be amended or supplemented from time to time, and (b) to adjourn or postpone the Special Meeting from time to time if necessary or advisable (as determined by the Company in accordance with the terms of the merger agreement). A copy of the proxy statement is attached hereto as Exhibit (a)(1) and a copy of the merger agreement is attached as Annex A to the proxy statement (as well as Exhibit (d)(1) to this Transaction Statement).

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion and/or amendment.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

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Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Special Meeting—Record Date; Common Shares Entitled to Vote”

•	“The Special Meeting—Stockholders Entitled to Vote; Voting Materials”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Market Price of the Common Shares”

•	“Market Price of the Common Shares, Dividends and Other Matters—Market Price of the Common Shares”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Common Shares, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares—Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Transactions in the Shares”

•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. Bona Film Group Limited is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

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(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Mergers or Similar Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors”

•	“The Special Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Special Meeting—Proposals to be Considered at the Special Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet— Dissenter Rights”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Dissenter Rights”

•	“Annex C—Rights of Dissenting Owners Under Nevada Law”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

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(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

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•	“Special Factors—Voting by the Rollover Stockholders at the Special Meeting”
•
•	“The Merger Agreement”

•	“Transactions in the Shares”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purpose and Effect of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purpose and Effect of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

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•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purpose and Effect of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effect on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purpose and Effect of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

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(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purpose and Effect of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effect on the Company if the Merger is not Completed”

•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Stockholder Vote Required to Authorize and Approve the Merger Agreement”

•	“Questions and Answers about the Special Meeting and the Merger”

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•	“The Special Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

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The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Transactions in the Shares”

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Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Summary Term Sheet—Support Agreement”

•	“Questions and Answers about the Special Meeting and the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Voting by the Rollover Shareholders at the Special Meeting”

•	“The Special Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Special Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited consolidated financial statements of the Company for the two fiscal years ended December 31, 2019 are incorporated herein by reference to the Company’s Form 10-K for the year ended December 31, 2019, filed on June 1, 2020 (see page F-1 and following pages). The Company’s quarterly report on Form 10-Q for the three months ended March 31, 2020 was delayed in reliance upon the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) extending the deadlines by up to 45 days for filing certain reports made under the Exchange Act.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Special Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

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•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)

Information Required by Item 402(t)(2) and (3). The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•          “Questions and Answers about the Special Meeting and the Merger”

•          “Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•          “Special Factors—Interests of Certain Persons in the Merger”

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2020

China XD Plastics Company Limited

By:	/s/ Taylor ZHANG
Name: Taylor ZHANG
Title: Chief Financial Officer

Faith Dawn Limited

By:	/s/ Jie HAN
Name: Jie HAN
Title: Director

Faith Horizon Inc.

By:	/s/ Jie HAN
Name: Jie HAN
Title: Director

Faith Abundant Limited

By:	/s/ Jie HAN
Name: Jie HAN
Title: Director

Jie HAN

/s/ Jie HAN

XD. Engineering Plastics Company Limited

By:	/s/ Jie HAN
Name: Jie HAN
Title: Director

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Exhibit Index

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed concurrently with this Schedule 13E-3 with the SEC) (the “proxy statement”).

(a)-(2)	Notice of Special Meeting of Stockholders of the Company (incorporated herein by reference to the proxy statement).

(a)-(3)	Form of Proxy Card (incorporated herein by reference to Annex E of the proxy statement).

(a)-(4) (a)-(5)

Letter to Stockholders (incorporated herein by reference to the proxy statement).

Press Release issued by the Company, dated June 15, 2020 (incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K filed by the Company with the SEC on June 15, 2020).

(b)	Equity Commitment Letter, dated June 15, 2020, by and between Parent and the Chairman (incorporated herein by reference to Annex F of the proxy statement).

(c)-(1)	Opinion of Duff & Phelps, LLC, dated June 15, 2020 (incorporated herein by reference to Annex B of the proxy statement).

(c)-(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated June 15, 2020.

(d)-(1)	Agreement and Plan of Merger, dated June 15, 2020, by and among the Company, Parent and Merger Sub (incorporated herein by reference to Annex A of the proxy statement).

(d)-(2)	Limited Guarantee, dated June 15, 2020, by the Chairman in favor of the Company (incorporated herein by reference to Annex G of the proxy statement).

(d)-(3)	Support Agreement, dated June 15, 2020, by and among Parent and the Rollover Shareholders (incorporated herein by reference to Annex H of the proxy statement).

(f)	Dissenter Rights (incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement).

(g)	Not applicable.

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